Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

13 Month Autocallable Contingent Coupon Equity Linked Securities Linked to SMH

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The VanEck® Semiconductor ETF (ticker: "SMH")
Pricing date:	December 9, 2025
Valuation dates:	Monthly
Final valuation date:	January 11, 2027
Maturity date:	January 14, 2027
Contingent coupon:	At least 17.80% per annum*, paid monthly only if the closing value of the underlying is greater than or equal to its coupon barrier on the related valuation date. You are not assured of receiving any contingent coupon.
Coupon barrier:	80.00% of the initial underlying value
Knock-In value:	80.00% of the initial underlying value
Knock-in event:	The closing value of the underlying is less than its knock-in value on any day from the pricing date through the final valuation date
Equity ratio:	The stated principal amount *divided by* the initial underlying value
Automatic early redemption:	If on any autocall date the closing value of the underlying is greater than or equal to the initial underlying value, the securities will be automatically called for an amount equal to the principal plus the related contingent coupon
Autocall dates:	Monthly on valuation dates, beginning after six months
CUSIP / ISIN:	17331BWP0 / US17331BWP02
Initial underlying value:	The closing value on the pricing date
Final underlying value:	The closing value on the final valuation date
Underlying return:	(Current closing value - initial underlying value) / initial underlying value
Payment at maturity (if not autocalled):	• If the final underlying value is **greater than or equal** to the initial underlying value: $1,000 • If the final underlying value is **less than** the initial underlying value and a knock-in event has not occurred: $1,000 • If the final underlying value is **less than** the initial underlying value and a knock-in event has occurred: a fixed number of underlying shares of the underlying equal to the equity ratio (or, if we elect, the cash value of those shares based on the final underlying value) If the securities are not automatically redeemed prior to maturity, the final underlying value is less than the initial underlying value and a knock-in event has occurred, you will receive underlying shares (or, in our sole discretion, cash) that will be worth less than the stated principal amount of your securities, and possibly nothing, at maturity.
Stated principal amount:	$1,000 per security
Pricing Supplement:	[Preliminary Pricing Supplement dated November 20, 2025]

* The actual contingent coupon rate will be determined on the pricing date.

** Assumes that the valuation date is also an autocall date and that the securities have not been previously redeemed. The hypotheticals assume that the contingent coupon will be set at the lowest value indicated in this offering summary.

Hypothetical Payment per Security for a Valuation Date Prior to the Final Valuation Date**

Hypothetical Underlying Return on Valuation Date Prior to the Final Valuation Date	Hypothetical Payment for Valuation Date	Hypothetical Redemption
100.00%	$1,014.833	Redeemed
50.00%	$1,014.833	Redeemed
25.00%	$1,014.833	Redeemed
0.00%	$1,014.833	Redeemed
-10.00%	$14.833	Securities not redeemed
-15.00%	$14.833	Securities not redeemed
-20.00%	$14.833	Securities not redeemed
-20.10%	$0.000	Securities not redeemed
-50.00%	$0.000	Securities not redeemed
-100.00%	$0.000	Securities not redeemed

Hypothetical Payment at Maturity per Security

Assumes the securities have not been automatically redeemed prior to maturity and does not include the final contingent coupon payment, if any

Hypothetical Underlying Return on Final Valuation Date	Hypothetical Payment at Maturity if Knock-in Event Has Not Occurred	Hypothetical Payment at Maturity or Cash Value of Underlying Shares at Maturity if Knock-in Event Has Occurred
100.00%	$1,000.00	$1,000.00
75.00%	$1,000.00	$1,000.00
50.00%	$1,000.00	$1,000.00
25.00%	$1,000.00	$1,000.00
0.00%	$1,000.00	$1,000.00
-15.00%	$1,000.00	$850.00
-20.00%	$1,000.00	$800.00
-20.10%	N/A	$799.00
-50.00%	N/A	$500.00
-100.00%	N/A	$0.00

Selected Risk Considerations • You may lose some or all of your investment. Unlike conventional debt securities, the securities do not provide for the repayment of the stated principal amount at maturity in all circumstances. If the securities are not automatically redeemed prior to maturity, the final underlying value is less than the initial underlying value and a knock - in event has occurred, meaning the closing value of the underlying was less than the knock - in value on at least one scheduled trading day during the period from but excluding the pricing date to and including the final valuation date, you will be fully exposed to any depreciation of the underlying. If the final underlying value is less than the initial underlying value and a knock - in event has occurred, you will not receive the stated principal amount of your securities at maturity and, instead, will receive underlying shares of the underlying (or, in our sole discretion, cash based on the value thereof) that will be worth significantly less than the stated principal amount and possibly nothing. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment. • You will not receive any contingent coupon following any valuation date on which the closing value of the underlying on that valuation date is less than its coupon barrier. • The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupons if the underlying performs in a way that would otherwise be favorable. • The securities offer downside exposure, but no upside exposure, to the underlying. • The securities are particularly sensitive to the volatility of the closing value of the underlying on or near the valuation dates. • The securities are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date is less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The VanEck ® Semiconductor ETF is subject to risks associated with the semiconductor production and equipment sector. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 270327 and 333 - 270327 - 01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.